sapa:

03029268

03-08-07

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549
UNITED STATES

SEC MAIL PROCESSING
RECEIVED
AUG 14 2003
WASH. D.C. 188 SECTION

SUPPL

Re: Sapa AB (File No 82-4589) – Rule 12g3-2(b)

Ladies and Gentlemen,

In connection with the Sapa AB's (the "Company's) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find press release of 8 August 2003:

Sapa secures major order from Ikea valued at 400 MSEK

These materials are being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +46 8 459 59 00 if you have any further comments or questions regarding the enclosures.

Very truly yours,

Gabriella Pihl

Gabriella Pihl for

Magnus Wittbom
General Counsel

PROCESSED
AUG 18 2003
THOMSON FINANCIAL

Enclosure

dlw 8/15

Sapa AB
Postal Address **Box 5505, 114 85 Stockholm** Office Address **Humlegårdsgatan 17** Org no **556001-6122**
Telephone **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet www.sapagroup.com

sapa:

Press Release

7 August 2003

Sapa secures major order from Ikea valued at 400 MSEK

Sapa Profiler AB, Vetlanda, Sweden, which manufactures and refines aluminium profiles, has secured another major order for a new product for the furniture giant Ikea. The order, valued at SEK 400 M, is the largest ever in Sapa's 40-year history.

Over the past ten years, Sapa's collaboration with Ikea has gradually been strengthened and intensified. The new order doubles Sapa's sales to Ikea and will lead to the creation of approximately ten new jobs.

The aluminium profiles from Sapa are to be used in the supporting framework for an entirely new furnishing product and will be supplied in three variants – one with a natural anodised finish, one coated and one with a veneer surface. Sapa will be responsible for the entire production process and will deliver a completed product. The product will then be packed in Ikea packaging and shipped to central warehouses around the world. The product will be presented in Ikea's 2004 catalogue.

Avsikt, Åsnen, Billy, Stolmen and Seim are all names from the Ikea product range with designs that include aluminium profiles from Sapa.

"Sapa work in partnership with Ikea," says Jan-Evert Johansson, Sales Director at Sapa Profiler AB in Vetlanda. "We live in a society where time is increasingly scarce. Product ranges must be extended with new items at an accelerating rate and development times must be shortened. Ikea is a trendsetter and skilled in design. We at Sapa are professionals in profiles and contribute to technical support and design assistance. Through our technical expertise, we help to create new applications, continually broadening the market for aluminium profiles.
"We are competing globally when it comes to supplying Ikea, and we are pleased to be able to offer solutions for Ikea smart enough for them to be able to select a Swedish supplier for their new product," says Jan-Evert Johansson.

For further information please contact Eva Ekselius, Communications Manager, Sapa Profiler AB, telephone +46-383-942 89 or Gabriella Pihl, Communications Manager, Sapa AB, telephone +46-8-459 59 62.

Sapa is an international industrial group, which develops and markets value-added aluminium profiles, profile-based components and systems, and heat exchanger strip in aluminium. Sapa will in 2003 have a turnover of approximately 12 billion SEK, with 7,600 employees all over Europe and in USA and China. Sapa is one of Europe's leading companies within its field and the customers are found in the transport, building, engineering and telecom industries. Sapa is listed on the O-list of Stockholmsbörsen.

Further information about Sapa can be found on our web site www.sapagroup.com